UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12B-25


                          NOTIFICATION OF LATE FILING

       (Check One): [X] Form 10-K [ ] Form 20-F [ ]Form 11-K [ ]Form 10-Q
                          [ ] Form N-SAR [ ] Form N-CSR

                      For Period Ended: September 30, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

                                APO HEALTH, INC.
                                ----------------
                            Full name of Registrant

                              3590 OCEANSIDE ROAD
                              -------------------
            Address of Principal Executive Office (Street and Number)

                            OCEANSIDE, NEW YORK 11575
                            -------------------------
                            City, State and Zip Code

                        PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or
 [X] |         portion  thereof,  will  be  filed  on or  before  the  fifteenth
     |         calendar day  following the  prescribed  due date; or the subject
     |         quarterly  report or  transition  report on Form 10-Q, or portion
     |         thereof  will be  filed  on or  before  the  fifth  calendar  day
     |         following the prescribed due date; and
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

     The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

                          PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

              Dr. Jan Stahl          (800)             365-2839 ext. 221
              -------------          -----             -----------------
                 (Name)           (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               Revenue for the fiscal year ended September 30, 2005 decreased approximately 58% compared to the fiscal year ended September 30, 2004. The decrease in revenue was primarily caused by the loss of two of the registrant's largest customers due to the Alcoa and Proctor & gamble litigation proceedings. In addition the decrease was partly attributable to a reduction in purchases from Europe as the cost of products have increased substantially as the value of the U.S. Dollar has declined substantially against both the Euro and the British Pound.

               The registrant incurred a net loss of approximately $663,837 for the fiscal year ended September 30, 2005 compared to a net loss of approximately $1,048,828 for the fiscal year ended September 30, 2004. The net losses were primarily caused by the loss of two of the registrant's largest customers due to the Alcoa and Proctor & gamble litigation proceedings.

                                APO HEALTH, INC.
                                ----------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2005                    By: /s/ Jan Stahl
                                           -----------------
                                           Dr. Jan Stahl
                                           Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.